

June 17, 2010

Robert Rosenkranz
Chairman and CEO
Delphi Financial Group, Inc.
1105 North Market Street, Suite 1230
P. O. Box 8985
Wilmington, Delaware 19899

>   **Re: Delphi Financial Group, Inc.**
>   **Form 10-K for the year ended December 31, 2009**
>   **Form 10-Q for the quarter ended March 31, 2010**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed April 8, 2010**
>   **File No. 1-11462**

Dear Mr. Rosenkranz:

We have limited our review of your filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K for the Fiscal Year Ended December 31, 2009

Consolidated Statements of Income, page 59

1.   It appears from the presentation in your consolidated statements of equity that the net income amount you present in your consolidated statements of income is actually the net income attributable to the parent. Under ASC 810-10-65-1b1, consolidated net income should be adjusted to include the net income attributed to the noncontrolling interest. Please revise your consolidated statements of income to present net income and the allocation of net income to both the parent and noncontrolling interests under ASC 810-

10-50-1Aa. Otherwise, please tell us how your current presentation complies with this guidance.

Consolidated Balance Sheet, page 60

2.   We note your disclosure of a reinsurance receivable of approximately $355 million for the fiscal year ended December 31, 2009. Please provide the following information:

- the identity of the parties with whom you enter into reinsurance agreements,
- a description of the material terms of any such agreements, and
- filing of these agreements as exhibits.

Alternatively, please provide an analysis as to why the registrant is not substantially dependent upon any of these agreements.

Note B – Investments, page 69

3.   Please revise your disclosure to indicate the portion of your residential mortgage-backed securities, or RMBS, that are backed by U.S. agencies. It is apparent from disclosures in Note C on page 73 that some portion of your RBMS is backed by U.S. agencies. Please also disclose the credit ratings of your remaining RMBS. In addition, please disclose the loan-to-value ratio or other suitable financial metric, such as the average debt service coverage ratio, the vintages and the states where the underlying loans in your RMBS have loan concentrations in excess of 5%.   Please disclose, in a table, loans in your portfolio grouped by current loan-to-value ratio, as appropriate, to provide informative disclosure about different levels of loan-to-value ratio. For example, groupings could include loans classified as low, medium or high loan-to-value ratio with a note explaining the definition of low, medium and high.

4.   From a table on page 70, it appears that the vast majority of your collateralized debt obligations have been in an unrealized loss position of more than 50% for more than twelve months. The total unrealized loss for these securities of $97.5 million represents 50.5% of the $193.2 million amortized cost. Please revise your disclosure to indicate the nature of these securities and to explain why these unrealized losses, which appear to have credit spreads significantly greater than in the market place, are apparently not indicative of credit losses and/or other-than-temporary impairment.

5.   Please enhance your disclosure regarding how you determined the amount of credit loss, by major security type, and provide quantitative information of the significant inputs considered in determining the measurement of the credit loss component recognized in earnings. Please see ASC 320-10-50-8A

Note L – Stock-Based Compensation, page 83

6.   Please revise your disclosure to include your accounting policy for stock compensation or tell us where you have made this policy disclosure. In your disclosure, please ensure that you address your accounting for the various performance-contingent incentive options you granted as disclosed on page 85.

Form 10-Q for the Quarterly Period Ended March 31, 2010

Note C – Fair Value Measurements, page 12

7.   Please revise your disclosures for assets classified as Level 2 and Level 3 to quantify the inputs used in determining the fair value of each class of assets or liabilities as required by ASC 820-10-50-2e as amended by ASU 2010-06. Please see ASC 820-10-55-22A for examples of the inputs to be disclosed.

Definitive Proxy Statement on Schedule 14A filed April 8, 2010

8.   We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Cash Compensation, page 15

9.   Please expand your disclosure to include the cash bonus amounts as a percentage of base salary that the Compensation Committee ultimately awarded to Messrs. Rosenkranz and Sherman, and how the Committee determined those amounts when applying negative discretion.

Share-Based Compensation, page 16

10.   Please expand your discussion of the 2009 Grants and Granting Practices to disclose the specific performance factors considered by the Compensation Committee for each of Messrs. Rosenkranz and Sherman in determining the amounts of the discretionary Share Unit awards.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mark Brunhofer, Review Accountant, at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Rosenthall, Staff Attorney, at (202) 551-3674 with any other questions. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant